January 9, 2015

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Eagle Rock Energy Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 1-33016

Ladies and Gentlemen:

Set forth below are the responses of Eagle Rock Energy Partners, L.P. (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 29, 2014, with respect to Form 10-K for Fiscal Year Ended December 31, 2013, File No. 1-33016, filed with the Commission on March 3, 2014 (the “2013 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2013 10-K unless otherwise specified.

Business, page 2

1.                                      We note your disclosure of the changes in proved undeveloped reserves that occurred during 2013. However, the addition of 52.5 Bcfe relating to extensions and discoveries when combined with the reductions of 11.3 Bcfe relating to the conversion of proved undeveloped reserves to developed status and the 35.9 Bcfe relating to the revisions of previous estimates does not appear to reconcile with the overall net change in reserves from the 84.4 Bcfe at the beginning of the year to the 93.8 Bcfe at the end of the year. Please modify your disclosure to provide sufficient detail to reconcile the overall change in net reserves relating to all such causes as revisions of previous estimates, improved recovery, extensions and discoveries, purchases and sales, in addition to those quantities converted to developed during the period. Please refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit our belief that the Partnership’s disclosures regarding the changes in proved undeveloped reserves during 2013

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address the material components of the overall net change in reserves in a manner that is substantially consistent with the disclosure requirements in Item 1203(b) of Regulation S-K. However, we note your request for expanded disclosure and propose to include additional disclosure in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 10-K”). Annex A attached hereto illustrates what this additional disclosure would have been if it had been included in the 2013 10-K.

Proved Undeveloped Reserves, page 12

2.                                      We also note your explanation for the decrease in proved undeveloped reserves relating to revisions in previous estimates appears to be an aggregation of the changes attributable to two or more separate factors. Please tell us and expand your disclosure to provide the net change in reserves quantities, on a disaggregated basis, attributable to each of the contributing factors in sufficient detail to reconcile to the overall change due to revisions. For example, please separately address the factors shown below as noted in your disclosure on page 12 and elsewhere on pages F-45 and F-47:

•                 the changes in reserve quantities related to the performance of wells which differed from your original expectations including the changes in performance which caused the undrilled locations to become non-commercial under SEC guidelines at the time of the determination,

•                 the changes in reserve quantities related to revisions in your cost forecasts,

•                 the changes in reserve quantities related to an increase in your working interest as the result of another entity’s election not to participate in drilling the location, and

•                 the changes in reserve quantities related to locations operated by others where you do not have assurances from the operator of their intent to develop these locations.

RESPONSE:

We acknowledge the Staff’s comment and propose to include in the 2014 10-K additional detail regarding the net change in reserves quantities, on a disaggregated basis, attributable to each of the material contributing factors in sufficient detail to reconcile the overall change due to revisions. Annex A attached hereto illustrates what this additional disclosure would have been if it had been included in the 2013 10-K.

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In connection with the Staff’s comments and our responses, we confirm that (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

EAGLE ROCK ENERGY PARTNERS, L.P.

By: Eagle Rock Energy GP, L.P., its general partner

By: Eagle Rock Energy G&P, LLC, its general partner

By:	/s/ Robert M. Haines
Name:	Robert M. Haines
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:                                Brad Skinner (Securities and Exchange Commission)

Sandy Eisen (Securities and Exchange Commission)

Shannon Buskirk (Securities and Exchange Commission)

Charles C. Boettcher (Eagle Rock Energy Partners, L.P.)

Douglas E. McWilliams (Vinson & Elkins L.L.P.)

ANNEX A

Proved Undeveloped Reserves (page 12 of the 2013 10-K):

As of December 31, 2013, our proved undeveloped reserves totaled 50.3 Bcf of natural gas, 3.4 MMBbls of oil and 3.9 MMBbls of natural gas liquids. The total proved undeveloped reserves of 93.8 Bcfe results from an increase of approximately 9.4 Bcfe, or 11.1%, from total proved undeveloped reserves of approximately 84.4 Bcfe as of December 31, 2012. The changes in our proved undeveloped reserves during 2013 were ~~primarily~~ attributable to:

•                                          An increase of 52.5 Bcfe due to extensions and discoveries, primarily in our Golden Trend area and Southeast Cana Woodford play;

•                                          A decrease of approximately 11.3 Bcfe resulting from transfers to the proved developed producing category as a result of development drilling;

•                                          A decrease of approximately ~~35.9~~ 31.8(1) Bcfe due to revisions to previous estimates, composed of 27.8 Bcfe ~~of which was~~ due to recategorizing a number of proved undeveloped locations from proved to probable reserves due to poor economic expectations ~~or because they are operated by others and we are not reasonably certain they will be drilled; and the remainder of which was~~ and 8.1 Bcfe due to recategorizing proved undeveloped ~~reserves as contingent resources associated with future drilling locations that do not currently meet the definition of~~ locations to contingent resources because they were non-commercial at the time, offset by an increase of 1.6 Bcfe due to changes in ownership of interests including those that occurred when third party owners elected to not participate in future drilling activities for certain wells and an increase of 2.5 Bcfe due to other changes including changes to costs; and

•                                          No changes to proved undeveloped reserves ~~under SEC guidelines~~ related to purchase and sales or improved recovery.

Oil and Natural Gas Reserves (page F-45 of the 2013 10-K):

[*            *              *]

As shown in the following reconciliation table, the Partnership recognized significant negative revisions to its estimates of proved natural gas reserves in 2013.  These revisions to previous estimates were the result of recategorizing a number of undeveloped locations from proved to probable reserves due to poor expected economic performance (a decrease of 27.8 Bcfe), recategorizing other proved undeveloped locations as contingent resources since they

(1)  Pursuant to the Staff’s comment number one, this adjustment reflects our conclusion that the 4.1 Bcfe of changes that were previously unaccounted for in the 2013 10-K should have been categorized as an offset to the decrease due to revisions to previous estimates.

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were non-commercial at the time (a decrease of 8.1 Bcfe), changes in ownership of interests including those that occurred when third party owners elected to not participate in future drilling activities for certain wells (an increase of 1.6 Bcfe) and other factors including changes to costs (an increase of 2.5 Bcfe). All of these revisions were primarily in the Mid-Continent Region. ~~These negative revisions were due in large part to the Partnership’s decision to remove a number of undeveloped locations from its Five Year Development Plan. These undeveloped locations were expected to generate lower-than-acceptable economic performance given our current outlook for commodity prices, and/or were undeveloped locations on non-operated acreage for which we lacked reasonable certainty of development. These undeveloped locations were recategorized as probable reserves. We also recategorized some undeveloped locations as contingent resources because our revised production and cost forecasts indicated these locations were non-commercial under SEC guidelines at the time of determination.~~

Oil and Natural Gas Reserves (page F-47 of the 2013 10-K):

[*            *              *]

2013:

•                                          Purchases and sales of minerals in place did not occur in 2013;

•                                          extensions and discoveries were primarily related to drilling by us and other operators in the Golden Trend area and the nearby SCOOP Play in Oklahoma; and

•                                          revisions to previous estimates were ~~primarily~~ the result of ~~updating our Five Year Development Plan to~~ recategorizing~~e~~ a number of undeveloped locations from proved to~~as~~ probable reserves ~~those undeveloped wells that we are not reasonably certain of drilling in five years~~ due to ~~their~~ poor expected economic performance (a decrease of 27.8 Bcfe), ~~or because they are operated by others and we do have assurance from the operators of their intent to develop them;, because we~~ recategoriz~~ed~~ing other proved undeveloped ~~reserves~~ locations as contingent resources ~~due to revised performance expectations and other factors~~ since they were non-commercial at the time (a decrease of 8.1 Bcfe), changes in ownership of interests including those that occurred when third party owners elected to not participate in future drilling activities for certain wells (an increase of 1.6 Bcfe) and other factors including changes to costs (an increase of 2.5 Bcfe). All of these revisions were primarily in the Mid-Continent Region.

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